FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  October, 2003.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  November 12, 2003

Attachments:

Press Release dated October 2, 2003

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

October 2, 2003

TSX Venture Exchange:  PCF

PRESS RELEASE

COMPLETION OF SALE OF ASSET

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that their wholly owned subsidiary 345385 B.C. Ltd. has completed their transaction with respect to the sale of the 1-1/2 acre cardlock property located in the Pemberton, B.C. area.  The land was sold for a total dollar value of $265,000 Cdn.

A portion of the sales proceeds were used to make a lump sum payment of $50,000 to Ronald Downey against the judgment Mr. Downey had against the Company in the amount of $250,000 which was due September 30, 2003.  Upon further negotiations between Mr. Downey's counsel and the Company, it was agreed that the settlement date would be further extended upon payment of $50,000 from the sale proceeds.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.